Filed by Enterprise Products Partners L.P.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: TEPPCO Partners, L.P.
Commission File No.: 333-161185

Enterprise Products Partners L.P. is filing the following transcript of an investor presentation made by Enterprise management at the National Association of Publicly Traded Partnerships Master Limited Partnerships Investor Conference on September 16, 2009.  The presentation discloses a variety of financial, operating and general information regarding the company.  In addition, this material contains references to the proposed merger with TEPPCO Partners, L.P.  A replay of the presentation will be posted on our website, www.epplp.com.

Forward-Looking Statements

This presentation contains forward-looking statements and information based on Enterprise’s beliefs and those of its general partner, as well as assumptions made by and information currently available to them. When used in this presentation, words such as “anticipate,” “project,” “expect,” “plan,” “goal,” “forecast,” “intend,” “could,” “believe,” “may,” and similar expressions and statements regarding the plans and objectives of Enterprise for future operations, are intended to identify forward-looking statements.

Although Enterprise and its general partner believe that such expectations reflected in such forward-looking statements are reasonable, neither it nor its general partner can give assurances that such expectations will prove to be correct. Such statements are subject to a variety of risks, uncertainties and assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those Enterprise anticipated, estimated, projected or expected. Among the key risk factors that may have a direct bearing on Enterprise’s results of operations and financial condition are:

•	Fluctuations in oil, natural gas and NGL prices and production due to weather and other natural and economic forces;
•	A reduction in demand for its products by the petrochemical, refining or heating industries;
•	The effects of its debt level on its future financial and operating flexibility;
•	A decline in the volumes of NGLs delivered by its facilities;
•	The failure of its credit risk management efforts to adequately protect it against customer non-payment;
•	Actual construction and development costs could exceed forecasted amounts;
•	Operating cash flows from our capital projects may not be immediate;
•	National, international, regional and local economic, competitive and regulatory conditions;
•	Terrorist attacks aimed at its facilities; and
•	The failure to successfully integrate its operations with assets or companies, if any, that it may acquire in the future.

Enterprise has no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor Notice

In connection with the proposed merger, Enterprise has filed a registration statement on Form S-4 (Registration No. 333-161185), which includes a prospectus of Enterprise and a proxy statement of TEPPCO and other materials, with the Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT FILED WITH THE SEC AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER MATERIALS FILED OR TO BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT ENTERPRISE, TEPPCO AND THE PROPOSED MERGER. A definitive proxy statement / prospectus seeking approval of the proposed merger from TEPPCO security holders was sent to such security holders on or about September 15, 2009. Investors, security holders and the public may obtain a free copy of the proxy statement / prospectus and other documents containing information about Enterprise and TEPPCO, without charge, at the SEC’s website at www.sec.gov. Copies of the registration statement and the definitive proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to: (i) Investor Relations: Enterprise Products Partners L.P., (866) 230-0745, or (ii) Investor Relations, TEPPCO Partners, L.P., (800) 659-0059.

TEPPCO, its general partner and the directors and management of such general partner may be deemed to be “participants” in the solicitation of proxies from TEPPCO’s security holders in respect of the proposed merger. INFORMATION ABOUT THESE PERSONS AND THE INTERESTS OF SUCH PERSONS IN THE SOLICITATION OF PROXIES IN RESPECT OF THE PROPOSED MERGER CAN BE FOUND IN THE PROXY STATEMENT/PROSPECTUS, TEPPCO’S 2008 ANNUAL REPORT ON FORM 10-K AND SUBSEQUENT STATEMENTS OF CHANGES IN BENEFICIAL OWNERSHIP ON FILE WITH THE SEC.

Enterprise Products Partners L.P.

September 16, 2009
9:00 AM EDT

[Starts in Progress] prolific basins, production basins in the United States including some of the unconventional shale plays.  Mike Creel joined the partnership in 1999 and prior to becoming Chief Executive Officer, served as the Chief Financial Officer. He has a lot to talk about, and I think a good story to tell. Mike?

Michael A. Creel, Chief Executive Officer: Thanks Mark. It’s a pleasure to be here again today. It’s certainly a little more upbeat atmosphere than 12 months ago for all of us, and that’s a good thing. Mark’s right, we do have a lot to talk about. We’ll hit some of the highlights and talk a little bit about the upcoming merger. Obviously, we have our forwarding-looking statements that we know that you will study in great detail, as well as the investor notice.

Starting off with key investment considerations for Enterprise, we’re a large diversified midstream energy company. We provide services to consumers and producers of natural gas and natural gas liquids. We have about $13 billion in equity market cap, $23 billion of enterprise value, about $19 billion of assets, which has grown from $700 million of assets from about 11 years ago. We access some of the most prolific basins for natural gas and NGLs as well as crude oil supply basins. We also access most of the non-conventional shale plays that are getting a lot of attention these days. We handle about 17% of U.S. natural gas consumption and we serve 97% of the U.S. ethylene steam cracking capacity, and that’s one of the largest consumers of NGLs for the U.S.

We recently announced a transaction to acquire TEPPCO Partners, and we’ll talk about that in a little more detail. One of the benefits from that is it further expands our large footprint of assets, gives us more opportunity for growth and adds to our diversification. We have an investment grade credit rating. We’re very protective of that. We want to make sure that we continue to fund our growth in a way that is reflective of an investment grade credit. We balance our cost of capital and our growth to make sure that we’re providing the best value for our limited partners. And last but not least, we have a management team that has a significant ownership interest, as well as significant experience in the midstream energy space.

We have a pretty straightforward organization structure that’s about to get a little more straightforward, but this shows the ownership structure.  At the top is our sponsor EPCO, Inc. It’s a privately owned company, owned and controlled by Dan Duncan and his family. Below that is Enterprise GP Holdings, which owns the general partner of Enterprise Products Partners as well as the general partner of TEPPCO, and has significant interest in the GP of Energy Transfer Equity. Below that is Enterprise Products Partners, and that’s what we’re going to talk about primarily today. And then below that is Duncan Energy Partners that you will hear a little more about this afternoon.

One of the things that we think is critical for the success of a partnership is to have a very supportive sponsor, and if you look at some of the things our sponsor has done to foster the growth of the partnership and create value for the limited partners, I think you will see that it’s pretty unique in the partnership world. Our sponsor has purchased $900 million of Enterprise units since our IPO, pretty much unheard of, and that includes $440 million of these purchased in the last four quarters.

In 1999 when we acquired the Shell midstream business, Shell wanted an interest in the general partner. Dan agreed to give Shell a 30% interest in the general partner for no consideration as a way to facilitate the acquisition of those assets and to help the partnership. Along with Shell in 2002, our sponsor agreed to cap our splits at 25% and give up the 50% incentive distribution rate for no consideration. And it’s important to note that at the time, Shell owned 30% of the general partner, so not only did Dan see the value of that for the growth of the partnership for creating more value for the LP units, but Shell saw that as well.

That resulted in about $459 million of cash so far available for distributions that would ordinarily have been paid out to the general partner in that 50% split. In 2004, when we acquired GulfTerra from El Paso, Dan also acquired a 50% interest in the GulfTerra General Partner, and contributed that to the partnership for no consideration. So, in essence, he gave the partnership $460 million in value to help make that GulfTerra transaction work, to make it very accretive for our unitholders and to create a bigger platform for future growth, and in this most current transaction with TEPPCO, Dan is taking back about 32% of his units that he’s getting in exchange for the TEPPCO units, 32% are going to be non-distribution bearing units that will bear and accrue no distribution for 16 consecutive quarters, again preserving cash flow, making the transaction more accretive for our common unitholders and giving us yet another creative growth platform.

In terms of rationale for the TEPPCO acquisition, let me just tell you a little about what we’re going to look like post acquisition. We’re going to be about $28 billion in enterprise value and have about 48,000 miles of pipelines. As I’ve mentioned, it’s going to create a bigger platform for growth. It’s going to move us into two areas where we aren’t currently participating: that’s the onshore crude oil transportation storage and marketing business and the refined products transportation storage and marketing business. We think both of those are very complementary to the businesses that we run, and we see a lot of upside potential for those assets that have not been realized by TEPPCO in the past.

We have stated in the public forums before that in doing our economics for the transaction we expect it to be immediately accretive in the quarter after the transaction closes, and in that, we’re only considering public company costs and those types of costs. We’re not considering any wholesale back office reductions and things like that. As you probably know, we’ve been operating Enterprise and TEPPCO under a shared services organization for a number of years. So all of the engineering, operations, accounting, HR, tax - all of those back office functions are handled as a shared service function. One of the key takeaways from that is that we’ve squeezed out those types of synergies in large part. There may still be some, but it does make the combination of the two partnerships very seamless, and should allow us to focus primarily on the asset side, the commercial side of the business, where we think there is a lot of upside that we’ve not yet quantified.

It is subject to unitholder approval. We have scheduled, or TEPPCO has scheduled, a unitholder meeting for October the 23rd. This is a unit for unit exchange, so we look at it as being very credit positive. I think the rating agencies look at it that way as well, which gives us even more fee-based income, further diversifies our source of cash flows. We’re very excited about the transaction and expect it to close in the fourth quarter.

On a pro forma basis, this is what our systems map is going to look like; and you can see that we kind of blanket the US, the green part, are the TEPCCO assets, but on a combined basis, we’ve got 48,000 miles of NGL petrochemical, natural gas and crude oil pipelines. We’ve got 200 million barrels of NGL storage and crude oil storage capacity. A hundred million of that NGL storage capacity is located at Mont Belvieu. We’ve got 27 billion cubic feet of natural gas storage capacity, 25 natural gas processing plants, 17 fractionation facilities, six offshore platforms, a world class butane isomerization complex at Mont Belvieu, our octane enhancement facility at Mont Belvieu, as well and a large inland tank barge company. All of these assets fit well with one another, and we think that we can do a lot by integrating the Enterprise and TEPPCO assets to provide even more opportunities for Enterprise.

This slide gives you an idea of the gross operating margin on the left for Enterprise over the trailing 12 months and the EBITDA for TEPPCO.  As you can see there is a lot of diversification here, although in some respects, there are some areas that they complement each other. The TEPPCO midstream assets, for example, fit well with our NGL pipeline segment. And again we’ve got some new segments here for us – the upstream segment for the crude oil business of TEPPCO, which we think we’re going to able to exploit and do quite well with. On a combined basis, we are looking at the gross operating margin for 2008 as being on a pro forma basis about $2.6 billion.

In terms of our growth projects, you can see here we’ve got the growth projects that have been completed in 2008, and those that we have that are in progress. This represents on a combined basis about $4.1 billion worth of capital.  About $2.7 billion of that has already been completed, with about $1.4 billion left to complete between now and the end of 2011. The growth capital for Enterprise for 2009 we expect to wind up somewhere in the range of $1 billion to $1.1 billion, which is low by Enterprise standards, but it is reflective of the conditions that we were looking at as we entered into 2009.

For our operating performance, here on the left side top left, you can see our gas pipeline volumes. You can see we’ve gone from 7.7 trillion cubic feet in 2005 to 9.6 trillion cubic feet in the first 6 months of this year. I would point out that in the 2005 and 2008 third quarters, we did have some hurricanes which impacted the natural gas volumes offshore. Those are coming back, and in spite of that we’ve shown a very good growth rate.

On the top right are NGL, petrochemical and crude oil volumes - going from 1.7 million barrels a day to 2.2 million barrels a day. Down at the bottom left is our NGL, propane, fractionation, butane, and isomerization volumes. Those have grown quite substantially.  We’ve already been running our NGL fractionation facilities full out and are planning an expansion of our fractionation capacity at Mont Belvieu.  And the result of all of this, on the bottom right.  You can see our equity NGL production going from 68,000 barrels a day in 2005 to 116,000 barrels a day today.

All of this volume growth has driven some pretty interesting financial results. You can see our gross operating margin has almost doubled between 2005 and 2008. We’re on track with 2009 for another good year. Adjusted EBITDA has also increased quite substantially from $1.1 billion in 2005, to $2 billion last year.

The distributable cash flow has ramped up quite a bit, and you can see that in 2007 and 2008 there was quite a jump there reflective of new assets going into service.  We had quite a bit of cash tied up in projects. We’re on track this year to have another good year in terms of distributable cash flow and importantly, on the bottom right, you can see the amount of distributable cash flow that we’ve retained for growth in our business to help fund our Cap Ex. We retained $314 million of cash flow last year, and $90 million so far in the first half of this year with more to come.

We’ve had a number of people ask questions about NGL feedstock demand, primarily the ethane demand, and as you can see here, this is a little busy, but the top left shows the demand for NGLs, ethane, butane and propane, and as you can see, that this has rebounded quite significantly from the fourth quarter of last year. In the fourth quarter of last year, demand for ethylene feedstocks was down for a couple of reasons: one, some plants were down for turnaround, and some plants were down for making repairs from the hurricane damage, and finally, there were a number of plants, most of the producers, were drawing on their inventories of feedstocks as opposed to pulling from suppliers.

That changed in the first quarter. You saw that demand started coming back as they were completing their inventories and starting to come back to us, and you can see that currently there is a demand for about 850,000 barrels a day of ethane, and ethylene production is 52 billion pounds per year on an annualized basis, and that is kind of at the highest levels we’ve seen in quite some time.

In addition to this, the bottom left shows you the margins that ethylene plants make – and this is in cents per pound for ethylene based on these various feedstocks.  You can see that the only feedstock where they are making money on a 12 month strip is ethane, and we think that that is going to continue.  Certainly, the low natural gas prices leads to low light end feedstocks and those low cost feedstocks provide ethylene producers with the highest values. They are consistently moving to lighter ends.

The heavy crackers are looking for ways that they can introduce lighter feedstocks into their plants, or in some cases converting those heavy crackers to light crackers. Economics are so good and comparatively good across the world, that we’re actually seeing exports of petrochemicals now where we hadn’t seen that in several years.

In the Rocky Mountains, we’ve had a tremendous amount of success.  Our volumes in our gas pipelines overall have increased by 121% since the first quarter of 2007, and that is primarily due to the Piceance and Jonah/Pinedale systems as well as our White River Hub. The Jonah/Pinedale gross receipts have been averaging about 2.2 billion cubic feet a day. The Piceance Basin is one that’s very exciting for us where we have our Meeker 1 and Meeker 2 plants. We have dedicated volumes that we expect to grow 10 to 20% this year, and that is in spite of reduced drilling and part of that is because there have been over 300 wells drilled that have not yet been connected.

We do have some projects going into place at the end of this year.  The Colburn Valley gathering system and some others that will begin service at the end of year and will contribute to future volume growth in 2010 and beyond. One of the areas where we do see some volume declines is in the San Juan Valley that holds the San Juan Basin, is slowing down in terms of drilling but it does have a very slow decline curve. So we’re not seeing a lot of decline, but there is some.

Again, NGL extraction volumes in the bottom left have increased pretty substantially from 10,000 barrels a day up to 67,000 barrels a day and this is just our Chaco, Meeker and Pioneer facilities—very excited about those plants. We do have a Meeker 3 project for additional fractionation on the drawing boards, but really have no plans to begin construction on that until we see a significant ramp up in the need for it.

On the Texas Intrastate System, we’ve got a huge system there that we’re doing a lot more with these days. We’ve got very little exposure to west-east basis differentials. We’ve got 4.1 Bcf a day of subscribed capacity, and about 80% of that capacity is under contract with third parties, primarily producers, utilities and power plants. Twenty percent of that capacity is subscribed to our marketing affiliate that is using that to take advantage of optionality and extract full value out of the pipeline system.

Coming down from the Sherman Extension which goes across the Martin shale over into the Bossier, you can see there is a little pipeline coming down the Trinity River Lateral. We expect that to go into service by the end of the year on a partial basis and full service in the mid part of next year. The Sherman Extension, as you probably are aware, is a 1.1 Bcf a day pipeline that finally went into service just recently. It had been ready to go into full service, but we had some delays due to Gulf Crossing, which had some pipeline issues, and that’s the downstream pipeline.  So we’re in full service now, and of that 1.1 bcf a day, we’ve got 950 million of that under long term contract with demand charges.

As you can see with our pipelines in South Texas, we are also strategically positioned to take advantage of the Eagle Ford Shale, as well as the Haynesville and the Woodford Shale plays. We did just announce yesterday morning that we’ve signed an agreement in the Eagle Ford Shale with a producer, a large producer, covering 150,000 acres.  We are going to provide gas transportation and processing services to them. You can see the Eagle Ford Shale here in the green, and you can see our pipelines lay right over the top of it. But what’s a little harder to see is that in South Texas, we have seven gas processing plants, and two of those we’ve expanded this year. We think we are in the best position to serve producers in that area, and we hope with this announcement, that other producers will see the benefit of having Enterprise as a service provider.

This Eagle Ford Shale gas tends to be very rich. It does kind of depend on where you are in the shale play. When they talk about the dry gas in the Eagle Ford Shale, that’s kind of 3.5 GPM which to us is pretty rich, but it goes as high as 9 GPM. We are very excited about that because it fits well with our value chain, providing gathering services, processing, moving those natural gas liquids into Mont Belvieu, fractionating, storing them and moving them out to the end-customers.

It’s also very beneficial for the producers, because we have the pipelines and the infrastructure to get their gas and their NGLs to the highest value markets. Other producers that are looking in the area, there’s probably 19 or 20 other producers, I got some names down here of some of the bigger ones, we are talking to them all. This shows you our NGL fractionation; we’ve grown from 351,000 barrels a day in the beginning of 2007 to about 450,000 barrels a day for the second quarter of 2009 and this continues to grow with the expansion and our development of the Eagle Ford Shale. We expect those volumes to continue to increase. It’s kind of developed a high class problem for us in that we are running short in fractionation capacity. We’ve actually had to move natural gas liquids, the mix stream from Mont Belvieu, over to our fractionation facilities in Louisiana, to frac there where we have capacity. So we have announced a 75,000 barrel a day fractionation expansion at Mont Belvieu that we expect to be complete in the first half of 2011. That fractionation facility is patterned after our Hobbs fractionator that was designed for 75,000 barrels a day. We are currently running that anywhere from 82,000 to as much as 85,000 barrels a day.

Just from a financial standpoint, here’s kind of the numbers for the first three months and six months of this year compared to last year. I would point out that we have a strong year again this year, we have distribution coverage ratio of about 1.2 times, we have retained $90 million of distributable cash flow in the first half of this year and if you look at the very bottom, you can see our debt-to-EBITDA ratio of 4.3 times. That’s a little on the high end of where we like to be, but one of the reasons for that is that we’ve got about $630 million of working capital tied up in natural gas liquids that we have stored in inventory, and we’ve sold forward in the third and fourth quarters of this years as well as in the first quarter of 2010. And so we expect of that $630 million that we’ll get back about $365 million of that in cash as those contracts settle this quarter and next, which will bring that coverage ratio back down.

We’ve talked about the benefits of having a supportive sponsor; this really does highlight the benefit that the partnership got when the general partner gave up its 25% incentive distribution right in 2002. The amount in red shows the amount of cash that would have been paid to the general partner in that 50% incentive distribution rate, which now, because they gave it up, the partnership gets to keep, we get to use it for investment in new assets that are going to generate additional cash flow. You can see that over time, this has resulted in about $460 million of cash flow to date that we’ve retained in the partnership we’ve not paid out, it has gone directly to build the partnership and benefit the LP unitholders. It also shows that on the annualized basis, just giving the distribution that we’ve paid out for the second quarter, an annual run rate of $188 million. And obviously, that’s $180 million a year that we’ve saved in cash flow in the partnership, and that grows every year as we increase the distribution. This certainly enhances our financial flexibility. If we were paying out those amounts, you might imagine that we’d have to go back into the market and raise equity to offset that. This is a really good benefit for us, as well as lowering our equity cost of capital, making us more competitive for acquisitions and making our projects more accretive for our common unitholders.

We have, in spite of increasing our cash distribution on a compound annualized growth rate 8.5% a year since our IPO, we’ve retained a lot of cash and the pie chart on the right in green shows the amount of cash that we’ve paid out to our LP unitholders, about $5.1 billion over this time, we’ve paid $664 million of cash to our general partner, and we’ve retained almost $1 billion of cash flow in the partnership.

Now one of the interesting things to note, is that we’ve paid the general partner $664 million, that our general partner’s sponsor has bought over $900 million of LP units in that same time period. So they’ve actually reinvested more than they’ve taken out. All this in summary shows our assets have grown from about $700 million of assets in 1998 when we did the IPO to about $19 billion today, and again with the completion of the TEPPCO acquisition that we expect to occur in the fourth quarter, our asset growth will be substantially larger. One of the things that investors focus on now more than ever is liquidity, or what’s the float on the units. Our daily liquidity average for the last 6 months been about 1 million units a day, and that compares with the other partnerships that you see on the right side of that graph, and then the total return for our partnership since the beginning of 1999 is a 684% total return compared to 332% for the Alerian Index and a whopping 1% to the S&P 500.

So we think that this is indicative of the things that we are doing, trading values for our unitholders. We are hitting on all cylinders, we are excited about the TEPPCO merger, our plans for growth for the future and excited to have you as investors.

So with that we are happy to open it up to any questions you might have.

Question And Answer Session

<A>: Yes sir.

<Q>: [indiscernible]

<A>: The question was what’s our kind of target range for leverage on a debt-to-EBITDA basis. I think where we feel most comfortable is in the 3.5 to 4 times. It does depend somewhat on where we are in the construction cycle. If we are in a period where we have a lot of construction work in progress, or if we have just completed an acquisition, that might actually bump up to 4.3 to maybe as much as 4.5 times, that we would plan to bring that down pretty quickly after that. I think we expect to kind of end the year, this year, post merger, at under four times.

<Q>: What is your outlook for natural gas prices?

<A>: What is our outlook for natural gas prices? Our outlook and it’s not by us, by our business and desires, but is really kind of the fundamentals that we see in the lower 48. There is some tremendous natural gas plays that have been discovered, very prolific, and a number of those are just now on the initial stages of being explored and developed. We think because of the amount of natural gas that’s available in the U.S., that natural gas prices are going to remain low. We think that producers have kind of realized that if they continue to drill as fast as they have in the past, they are going to push down prices to a point that is unacceptable to them, and so we do see some discipline among producers in terms of slowing down the rate of drilling. But we do think that kind of a longer term on the low end of things $3 or $3.50, and maybe on the high end $5, $6 maybe even $7 on peak.

Financial players may inject a little more volatility, but we think that kind of in that $4 to $6 range on average is a reasonable range. We think once prices get into the upper end of that range, producers will start producing more. We also think that in that $6 even $7 range, that if the U.S. market becomes very attractive for LNG imports. All of this is good for us, because we do think that crude oil is going to stay pretty expensive relative to natural gas, and maybe in the $50 to $70 range, and that sets up very well for us in terms of processing margins and demand for our products.

UNIDENTIFIED PARTICIPANT: If there are no other questions, we certainly appreciate you listening to us and we look forward to meeting with you in the break-out sessions.